Exhibit (a)(iv)

KBS Real Estate Investment Trust III, Inc. Offer to Purchase

KBS Real Estate Investment Trust III, Inc., under certain terms and conditions is offering to purchase from its stockholders shares of its common stock. For details of this offering, which documents have been filed with the U.S. Securities and Exchange Commission (“SEC”), visit selftender.kbs.com or call the information agent for the offer at (844) 253-1478.

The offer expires on July 1, 2021, unless extended or withdrawn.

This announcement is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of KBS Real Estate Investment Trust III, Inc. The tender offer will be made only pursuant to the offer to purchase, letter of transmittal and related materials. Stockholders are urged to read the offer to purchase, the letter of transmittal and other related materials because they contain important information, including the terms and conditions of the tender offer.